Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

SEC MAIL PROCESSING RECEIVED MAY 11 2007 WASH. D.C. 209 SECTION

07023502

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

May 9, 2007

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of the unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Mark Paslawski

MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

DMSLegal\044609\00003\2472584v1

SCHEDULE

Management Proxy Materials

1. notice of annual meeting of shareholders

2. management information circular

3. form of proxy

Press Releases

4. press release dated May 2, 2007

5. press release dated May 9, 2007

Interim Financial Statements and MD&A

6. interim report for the three month period ended March 31, 2007, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

7. CEO and CFO certifications of interim filings (on Form 52-109F2) for the interim period ended March 31, 2007

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held in the McMurray Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Wednesday, May 9, 2007, at 3:30 p.m. for the following purposes:

1. receive the financial statements for the year ended December 31, 2006, and the report of the auditor;

2. elect the directors;

3. appoint the auditor;

4. approve the proposed amendments to the Corporation's stock option plan; and

5. transact such other business as may properly come before the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A proxy will not be valid unless it is received by Computershare Trust Company of Canada not later than 5:00 p.m. on Monday, May 7, 2007.

DATED April 5, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

D.R. Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, May 9, 2007, at 3:30 p.m. (the "Meeting") and at any adjournment thereof for the purposes set forth in the accompanying notice of meeting. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER AND DISCRETIONARY AUTHORITY

The persons designated in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy. A shareholder may exercise this right by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the persons designated in the form of proxy, or by completing another proper form of proxy. In order for a proxy to be valid, it must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing and received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. on May 7, 2007.

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The shares to which a proxy relates will be voted FOR each matter as to which a choice is not specified.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware that any amendments, variations or other matters are to be presented for action at the Meeting. If any amendments, variations or other matters do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

REVOCABILITY OF PROXY

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The record date for the Meeting is March 30, 2007. A person whose name was entered on the register of common shares at the close of business on that date is entitled to vote at the Meeting the shares shown opposite that person's name in the register of common shares, except to the extent that the person has transferred the ownership of any of the person's shares after the record date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferee's shares

at the Meeting. As at April 5, 2007, there were 36,390,808 common shares outstanding, with each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than Ronald P. Mathison, who has advised the Corporation that he beneficially owns, directly or indirectly, or controls or directs 9,009,124 common shares, representing 24.76% of the outstanding common shares.

VOTING BY NON-REGISTERED SHAREHOLDERS

Shareholders who do not hold their shares in their own name ("Non-registered Shareholders") may have their shares voted at the Meeting by providing voting instructions to their "nominee", which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this Circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a Non-registered Shareholder's nominee. Every nominee has its own signing and return instructions, which Non-registered Shareholders must follow to ensure that their shares are voted at the Meeting.

Alternatively, Non-registered Shareholders may attend the Meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered Shareholders who follow this procedure will be recognized at the Meeting as proxyholders and will be permitted to vote their shares in that capacity.

INFORMATION REGARDING PREDECESSOR AND STOCK SPLIT

The Corporation was formed on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior to its acquisition by and amalgamation with Denison. Information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). To ensure consistent disclosure, **information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation for the last three years of the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers of the Corporation (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at December 31, 2006 (the "Named Executive Officers").

Name and Principal Position [1]	Year	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation [2] ($)	Long-Term Compensation: Securities Under Options/SARs Granted	All Other Compensation ($)
Douglas R. Ramsay[3]	2006	213,964	213,964	130,270[4]	-	81,900[5]
President and Chief	2005	204,750	204,750	493,500[4]	-	39,000[5]
Executive Officer	2004	195,000	195,000	-	-	-
Tom J. Medvedic[6]	2006	169,740	169,740	-	20,000[8]	59,040[5]
Vice President, Finance and	2005	147,600	147,600	100,000[7]	-	20,685[5]
Chief Financial Officer	2004	63,616	55,000	-	60,000[8]	-
Gordon A. Dibb[9]	2006	181,046	181,046	93,050[4]	-	69,300[5]
Executive Vice President and	2005	173,250	173,250	352,500[4]	-	33,000[5]
Chief Operating Officer	2004	165,000	165,000	-	-	-
Dwight M. Bobier[10]	2006	172,568	172,568	-	20,000[8]	65,120[5]
Vice President, Technical	2005	162,800	162,800	-	-	31,008[5]
Services	2004	155,040	155,040	-	60,000[8]	-
John L. Grisdale[11]	2006	172,568	172,568	-	20,000[8]	65,120[5]
Vice President, Business	2005	162,800	162,800	-	-	31,008[5]
Development	2004	155,040	155,040	-	60,000[8]	-

Notes:

(1) From January 1 to March 8, 2004, Mr. E. Peter Farmer and Mr. T.E. Craig Bamford served as Chief Executive Officer and Chief Financial Officer, respectively, of Denison. From March 8 to March 24, 2004, Mr. Martin A. Lambert and Mr. David M. McGoey served as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively, of Denison. None of these individuals received any compensation from the Corporation or CWSL in connection with such service.

(2) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total salary and bonus of the Named Executive Officer and is not included in the amounts reported.

(3) Mr. Ramsay was appointed President and Chief Executive Officer on March 24, 2004, and prior thereto was President and Chief Executive Officer of CWSL.

(4) Attributable to entitlements under the Corporation's performance share unit plan. See "Performance Share Unit Plan".

(5) Attributable to entitlements under the Corporation's employee matching investment plan in the year that the elections occurred. The bonuses that established eligibility for these entitlements were earned in 2004 and 2005, but the elections which generated the entitlement occurred in 2005 and 2006, respectively. See "Employee Matching Investment Plan".

(6) Mr. Medvedic was appointed Vice President, Finance on July 12, 2004, and Chief Financial Officer on December 14, 2004.

(7) Attributable to a one-time bonus paid to Mr. Medvedic.

(8) Options to purchase common shares.

(9) Mr. Dibb was appointed Executive Vice President and Chief Operating Officer on May 9, 2006, and prior thereto was appointed Executive Vice President and Chief Financial Officer on March 24, 2004. Prior to March 24, 2004, Mr. Dibb was Vice President and Chief Financial Officer of CWSL. Mr. Dibb resigned as Chief Financial Officer on December 14, 2004.

(10) Mr. Bobier was appointed Vice President, Technical Services on March 24, 2004, and prior thereto was Vice President, Technical Services of CWSL.

(11) Mr. Grisdale was appointed Vice President, Business Development on March 24, 2004, and prior thereto was Vice President, Business Development of CWSL.

Stock Option Plan

The Corporation has a stock option plan that was approved by the shareholders of the Corporation at the annual meeting of shareholders held on June 21, 2004 (the "Plan"). The maximum number of common shares that may be issued under the Plan is fixed at 1,710,000, representing approximately 5% of the currently outstanding common shares. The maximum number of shares that may be issued under the Plan and any other share compensation arrangements of the Corporation is limited to 5% of the total number of outstanding common shares in the case of any one person, and 10% in the case of insiders as a group. Options are not assignable and cannot be converted into share appreciation rights. Options terminate (i) on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than for cause, death, permanent disability or retirement, (ii) on the date of termination for cause, and (iii) 12 months after the date of death, permanent disability or retirement. At the date of this Circular, 176,254 options have been exercised and 1,481,728 remain outstanding (4.07% of the currently outstanding common shares).

The Plan provides that the board of directors may grant options to purchase common shares to officers, employees and consultants of the Corporation and its subsidiaries. In granting an option, the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which shall be no later than ten years from the date of grant). The exercise price of a stock option shall be no less than the weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the date of the grant of the option. The Plan prohibits the Corporation from providing financial assistance to a participant to pay the exercise price for any optioned shares. The board has the discretion under the Plan to adjust both the number of common shares under option and the exercise price of options upon the occurrence of specified dilutive or antidilutive events. The Plan also provides for the acceleration of vesting of options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

Since January 1, 2006, the board has made the following amendments to the Plan that do not require shareholder approval:

- directors have been removed as eligible participants and consultants have been added;
- the TSX definition of "market price" has been adopted for the purpose of determining the minimum exercise price of an option;
- the TSX definition of "insider" has been adopted;
- a "cashless exercise" feature which provides for a full deduction of the number of underlying common shares from the number of shares reserved for issuance under the Plan has been added and the right of optionholders to surrender options for a cash payment of the "in-the-money" amount of the options has been deleted;
- a provision has been added that limits the number of shares issued to insiders within any one year period and the number of shares issuable to insiders at any time under the Plan and any other security based compensation arrangements to ten percent of the Corporation's issued and outstanding shares;

On February 28, 2007, the board of directors approved several amendments to the Plan that will not become effective unless they are approved by the shareholders of the Corporation at the Meeting. For a description of these amendments, see "Business of the Meeting – Amendments to Stock Option Plan" on pages 13 through 15 of this Circular.

Performance Share Unit Plan

On October 15, 2004, the Corporation established a performance share unit plan (the "PSU Plan") for permanent employees. The PSU Plan provides that the board may grant performance share units ("PSUs") to permanent employees of the Corporation and its designated affiliates. PSUs expire not later than three years from the end of the year in which the PSUs were granted and vest only upon the fulfillment of specified performance

conditions and the passage of time. Each PSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the PSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The PSUs expire at a date determined by the board, and if a participant ceases to be an employee of the Corporation or a designated affiliate for any reason, that participant's unvested PSUs shall terminate and be forfeited and the participant may redeem any vested PSUs until the earlier of (i) 90 days from the date of termination of employment (180 days in the case of termination by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the PSUs.

On December 6, 2006, the board granted 10,000 PSUs to Douglas R. Ramsay and 7,000 PSUs to Gordon A. Dibb, all of which expire on March 31, 2008.

Employee Matching Investment Plan

On April 8, 2005, the Corporation established an employee matching investment plan (the "Matching Investment Plan"). Pursuant to the Corporation's annual incentive bonus plan, the payment of any cash entitlement to an eligible participant is subject to a three-year staged release whereby 60% of the bonus is paid to such participant immediately upon the determination of the bonus amount, and the remaining 40% of such bonus is paid in equal installments on the next two anniversaries of the bonus declaration date. The Matching Investment Plan entitles eligible participants to receive their remaining bonus entitlement on the first anniversary of the bonus declaration date by electing to invest the entire amount of their withheld bonus in common shares of the Corporation that are purchased in the open market by an independent broker appointed for such purpose. In the event that certain specified performance thresholds are met and an eligible employee elects to participate in the Matching Investment Plan, the Corporation will make a payment into the Matching Investment Plan on behalf of the employee that will not exceed an amount equal to that portion of the employee's withheld bonus that the employee elected to contribute to the Matching Investment Plan.

Option/SAR Grants During 2006

No SARs were granted to the Named Executive Officers during 2006. The following table sets forth information regarding the grants of options to the Named Executive Officers during 2006.

Name	Common Shares Under Options Granted (#)	% of Total Options Granted In 2006	Exercise or Base Price ($/Security)	Market Value of Common Shares Underlying Options on Date of Grant ($/Security)	Expiration Date
Tom J. Medvedic	20,000	3%	$22.90	$22.90	June 14, 2010
Dwight M. Bobier	20,000	3%	$22.90	$22.90	June 14, 2010
John L. Grisdale	20,000	3%	$22.90	$22.90	June 14, 2010

Aggregated Option Exercises During 2006 and Financial Year-End Option Values

The following table sets forth information regarding the exercise of options during 2006 by the Named Executive Officers and the value of unexercised stock options at December 31, 2006.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#)		Value of Unexercised In-the-Money Options at December 31, 2006 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom J. Medvedic	-	-	39,998	40,002	$194,660	$97,340
Dwight M. Bobier	10,000	$276,250	30,000	40,000	$191,250	$127,500
John L. Grisdale	10,000	$268,850	30,000	40,000	$191,250	$127,500

Employment Agreements

Each of Douglas R. Ramsay and Gordon A. Dibb has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. The Corporation is entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb at any time and for any reason upon written notice and the payment within 30 days of an amount equal to the sum of (i) his base salary for the month immediately preceding the date of termination multiplied by 24; (ii) an amount equal to two times his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 24-month period preceding termination; (iv) an amount equal to two times the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 24-month period. The Corporation is also entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb if any of such individuals become permanently disabled, as defined in the employment agreements, upon payment of an amount equal to the sum of items (i) through (v) noted above. The employment agreements also provide that in the event of a change of control of the Corporation, each of Messrs. Ramsay and Dibb may, not less than 90 days and not more than 150 days following the date of such change of control, terminate his employment with the Corporation, and that each of Messrs. Ramsay and Dibb shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If either of Messrs. Ramsay or Dibb exercises their right to terminate their employment and the employment agreement as aforesaid, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above. If the employment of either of Messrs. Ramsay or Dibb is terminated for any reason, all unvested rights of the executive in respect of PSUs shall immediately expire and be of no further force and effect.

Each of Tom J. Medvedic and John L. Grisdale has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. These employment agreements provide that, in the event of a change of control of the Corporation, if either of Messrs. Medvedic or Grisdale is terminated within one year following such change of control, other than for just cause, such individual will be entitled to an amount equal to two times the sum of (i) his annual current base salary; (ii) an amount equal to his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 12-month period preceding termination; (iv) an amount equal to the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 12-month period. These employment agreements also provide that each of Messrs. Medvedic and Grisdale shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If either of Messrs. Medvedic or Grisdale exercise this right, or are terminated without cause by the Corporation in circumstances not relating to a change of control, as set out above, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above.

The employment agreements for all of the Named Executive Officers contain restrictions on the use or disclosure of confidential information by the Named Executive Officers, as well as provisions related to non-solicitation and non-competition by the Named Executive Officers. In the event that any of Messrs. Ramsay, Dibb, Medvedic or Grisdale is terminated for cause, such individual will not be entitled to receive any of the payments

outlined above. In the event that any of Messrs. Ramsay, Dibb, Medvedic or Grisdale voluntarily terminate their employment for any reason other than following an event which is deemed to amount to constructive dismissal or, in respect of Messrs. Ramsay or Dibb, in the event of a change of control, such individual is obligated to provide 90 days prior written notice to the Corporation, upon receipt of which the Corporation may require such Named Executive Officer to continue to perform his duties for the remainder of the notice period, or advise such Named Executive Officer that his services are no longer required and pay such individual his salary, benefits and any other amounts earned under any bonus or incentive plan to the date of termination specified in the notice, or for the minimum period of payment in lieu of notice under applicable law, whichever is shorter.

Compensation of Directors

During 2006, each director, other than the President and Chief Executive Officer, was paid an annual retainer of $10,000. The President and Chief Executive Officer did not receive any compensation for serving as a director. For each meeting of the board, a fee of $1,500 was paid to each director who attended in person, by telephone or by videoconference. For each meeting of a committee of the board (other than the Audit Committee), a fee of $1,500 was paid to each committee member who attended in person, by telephone or by videoconference. Committee chairs (other than the Audit Committee chair) received a supplemental fee of $5,000 per annum. For each meeting of the Audit Committee, a fee of $2,500 was paid to each committee member who attended in person, by telephone or by videoconference. The chair of the Audit Committee received an annual retainer of $10,000. All such payments are made to directors on a quarterly basis.

Commencing July 1, 2004, the Chairman received a supplemental fee of $10,000 per month to compensate for the Chairman's role in the development of strategic and significant management decisions and the attendance at regular meetings of senior management of the Corporation.

Effective October 15, 2004, the board of directors established a deferred share unit plan (the "DSU Plan") for directors. The DSU Plan provides that the board may grant deferred share units ("DSUs") to certain designated non-management directors. DSUs expire not later than three years from the end of the year in which the DSUs were granted and vest upon the passage of time. Each DSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the DSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The DSUs expire at a date determined by the board, and if a participant ceases to be a director of the Corporation or a designated affiliate for any reason, that participant's unvested DSUs shall terminate and be forfeited and the participant may redeem any vested DSUs until the earlier of (i) 90 days from the date the participant ceased to be a director (180 days in the case of cessation by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the DSUs.

During 2006, the Corporation granted 5,000 DSUs to each of Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and R.T. (Tim) Swinton, all of which expire on January 31, 2008.

Director Share Ownership Policy

The board of directors has adopted a director share ownership policy that requires each of the Corporation's directors to have an investment in the Corporation's common shares having a value of at least $200,000 by the later of March 24, 2007, and the third anniversary of the date of the director's initial election or appointment as a director of the Corporation.

Report On Executive Compensation

The Compensation Committee recommends for approval by the Corporation's board of directors on an individual basis all compensation paid to the Corporation's officers, including the Corporation's Chief Executive Officer. The Compensation Committee also recommends in general terms for approval by the Corporation's board of directors the overall compensation paid to the Corporation's employees, other than the officers, which

recommendations are made upon receipt by the Compensation Committee of the recommendations of management of the Corporation, based on the results of annual performance reviews conducted by management.

The main components of executive compensation are comprised of a base salary and an annual incentive bonus paid only if the Corporation has achieved a "profit before income tax", as defined in the Corporation's annual incentive bonus plan, that is in excess of a threshold determined by a specified return on average capital employed. A maximum annual incentive bonus has been established for each employee based upon their base salary and level of responsibility within the Corporation. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and to the employees as a group, and are designed to have a significant portion of total compensation based on performance. Awards of PSUs pursuant to the PSU Plan are also considered by the Compensation Committee on an individual basis.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Corporation. The Compensation Committee also reviews available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria set out above.

Submitted by the Compensation Committee:

R.T. (Tim) Swinton (Chair)
Ronald P. Mathison
Gregory S. Fletcher

Equity Compensation Plan Information as at December 31, 2006

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by shareholders	1,505,796	$22.15	30,350
Equity compensation plans not approved by shareholders	-	-	-
Total	1,505,796	$22.15	30,350

Performance Graph

The graph below compares the cumulative return on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index for the period commencing March 29, 2004 (the date on which the common shares first traded on the TSX) and ending December 31, 2006.

TOTAL RETURN ON $100 INVESTMENT
FROM MARCH 29, 2004 TO DECEMBER 31, 2006


$400
$350
$300
$250
$200
$150
$100
$50
$0
Mar. 29, 2004
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006

	March 29, 2004	December 31, 2004	December 31, 2005	December 31, 2006
● S&P/TSX Composite Index	$100	$109	$136	$159
■ Calfrac Well Services Ltd.	$100	$203	$347	$191.01

CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Corporation's board of directors, the members of which are elected by and are accountable to the Corporation's shareholders. The Corporation's board of directors views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. With that in mind, the board of directors reviews the Corporation's corporate governance practices on an ongoing basis to ensure that they provide for effective stewardship of the Corporation.

The following disclosure of the Corporation's corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101").

Board of Directors

Independence

The board of directors has reviewed the status of each director to determine whether such director is "independent" as defined in NI 58-101. This review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Corporation and its legal counsel. As a result of such review, and after consideration of all business, charitable, family and other relationships among the directors and the Corporation, the board has determined that all of the directors, other than Douglas R. Ramsay, the President and Chief Executive Officer of the Corporation, are independent within the meaning of NI 58-101.

Board Meetings and Attendance Record

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Douglas R. Ramsay, the lone non-independent director, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held in 2006 and the attendance at such meetings is provided in Appendix A to this Circular.

Other Directorships

The following directors of the Corporation are directors of other reporting issuers as follows:

Director	Other Reporting Issuers
Ronald P. Mathison	CMQ Resources Inc. Pantera Drilling Income Trust
James S. Blair	ExAlta Energy Inc.
Gregory S. Fletcher	Peyto Energy Trust Total Energy Services Trust
Martin A. Lambert	Bear Ridge Resources Ltd. Oil States International, Inc. zed.i solutions inc.

Chairman

The Chairman of the board, Ronald P. Mathison, is an independent director. Mr. Mathison's responsibilities as Chairman of the board include ensuring that the board of directors functions effectively and independently of management and that it meets its responsibilities as set out in its mandate.

Board Mandate

The mandate of the board of directors sets out the board's purpose, organization, duties and responsibilities. A copy of the mandate is attached to this Circular as Appendix B.

Position Descriptions

The board of directors has developed written position descriptions for the Chairman of the board of directors as well as the chair of each board committee. The board has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

All directors are provided with a director's manual, which includes a copy of all board and committee mandates and policies, the Corporation's by-laws, a reference manual of pertinent corporate information and other reference materials, and are introduced to senior management and the other directors. New directors are also given a presentation on the Corporation and its position in the oilfield services sector by the Corporation's President and Chief Executive Officer. The Corporation's board of directors is comprised of individuals with significant experience as directors of public and private corporations who understand the role of a board of directors and its committees, as well as the contributions that individual directors are expected to make. Notwithstanding this experience, the Corporation supports the continuing education of its directors by notifying board members of

relevant external educations programs and seminars which may be beneficial for the maintenance or enhancement of the directors' skills and abilities. The orientation and education process is reviewed on an annual basis and will be revised accordingly as circumstances warrant.

Ethical Business Conduct

The Corporation has a written code of business conduct and ethics for its directors, officers and employees. A copy of the code of business conduct and ethics may be found on SEDAR at www.sedar.com. The board has delegated to senior management the responsibility for monitoring compliance with the code of business conduct and ethics. To the knowledge of the board, there have been no departures from the code that would necessitate the filing of a material change report.

The board of directors is of the view that a culture of strong corporate governance and ethical business conduct must be endorsed by the board and the Corporation's executive officers. The Corporation's code of business conduct and ethics addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding the conduct of the Corporation's directors, officers and employees.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for proposing director nominees to the board of directors and annually reviews both the size and the composition of the board to ensure that the board is populated with an appropriate number of directors who collectively possess the competencies identified by the Committee as being critical to the effectiveness of the board as a whole.

The Corporate Governance and Nominating Committee consists of two members, each of whom is independent. The charter of the Corporate Governance and Nominating Committee sets out, among other things, the following duties and responsibilities:

- consider the membership needs of the board and its committees and make recommendations with a view to fulfilling such needs;

- review the composition of the board and its committees and make recommendations to the board designed to ensure that appropriate numbers of directors sit on the board and its committees and that the directors collectively have the competencies and skills that the board considers to be necessary for the board as a whole to possess; and

- following consultation with the Chairman of the board, identify, evaluate and make recommendations to the board regarding appropriate committees of the board to be established, the charter for each committee, and the chair of each committee.

Compensation

The Compensation Committee, and the board of directors upon receiving the recommendations of the Compensation Committee, is responsible for reviewing the overall compensation strategy of the Corporation.

The Compensation Committee consists of three members, each of whom is independent. The charter of the Compensation Committee sets out, among other things, the following duties and responsibilities:

- review annually and recommend for approval to the board of directors the compensation policies and guidelines for the Corporation, together with the Corporation's corporate goals and objectives relevant to compensation;

- review annually and recommend for approval to the board of directors the salaries and compensation of the Corporation's officers;

- conduct annually and report to the Board the results of performance appraisals of the Chief Executive Officer and other officers as appropriate;
- review and recommend for approval to the board of directors grants of stock options or other equity-based compensation;
- review annually the Corporation's employee incentive plans, benefit plans and bonus plans, and review and recommend for approval to the board of directors any amendments thereto;
- review management's reports to the Compensation Committee on human resource issues;
- review annually and recommend for approval to the board of directors the executive compensation disclosure of the Corporation in its management information circular;
- review annually and recommend for approval to the board of directors the compensation arrangements for the directors of the Corporation, the Chairman of the board of directors and the chair and members of each committee of the board of directors; and
- review and approve any management contracts, change of control agreements, indemnity agreements and significant consulting contracts.

The Compensation Committee has the authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended December 31, 2006, the Compensation Committee did not retain any consultant for that purpose.

Board Committees

The Corporation's board of directors has three standing committees: the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. Details in respect of the Corporate Governance and Nominating Committee and the Compensation Committee are provided above. The information about the Audit Committee required by Multilateral Instrument 52-110 – *Audit Committees* is disclosed in the Corporation's annual information form and a copy of the Audit Committee mandate is attached as Appendix A to the Corporation's annual information form filed on SEDAR at www.sedar.com.

Assessments

The board of directors, its committees and individual directors are assessed at least annually with respect to effectiveness and overall contribution. This evaluation function is facilitated by the Corporate Governance and Nominating Committee, who undertake this review in the form of questionnaires and, where appropriate, individual director interviews.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The financial statements for the year ended December 31, 2006, and the report of the auditor will be placed before the shareholders at the Meeting. The financial statements are being mailed to registered shareholders with this Circular, and copies will be available at the Meeting.

Election of Directors

The persons named in the accompanying form of proxy intend to vote for the election as directors of the persons whose names are set forth below, all of whom are currently directors of the Corporation. Each director elected will hold office until the close of the next annual meeting.

Name and Residence	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed [(1)]	Director Since
Ronald P. Mathison [(2)(3)] Alberta, Canada	President, Matco Investments Ltd. (a private investment company)	9,009,124 [(5)]	March 8, 2004 [(7)]
Douglas R. Ramsay Alberta, Canada	President and Chief Executive Officer, Calfrac Well Services Ltd.	2,302,447	March 24, 2004
James S. Blair [(4)] Alberta, Canada	Chairman and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company)	20,302	May 8, 2002 [(7)]
Gregory S. Fletcher [(2)(3)] Alberta, Canada	President, Sierra Energy Inc. (a private energy company)	34,212	May 8, 2002 [(7)]
Martin A. Lambert [(4)] Alberta, Canada	Managing Director, Matco Capital Ltd. (a private investment company)	23,706 [(6)]	March 8, 2004 [(7)]
R.T. (Tim) Swinton [(2)(3)] Alberta, Canada	President, Western Provinces Resources Ltd. (a private investment company)	44,000	March 24, 2004

Notes:

(1) Information provided by the nominees.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Corporate Governance and Nominating Committee.

(5) Includes 6,051,622 common shares held by Matco Investments Ltd. and 1,348,846 common shares held by Matco Capital Ltd., entities controlled by Mr. Mathison.

(6) Excludes 1,348,846 common shares held by Matco Capital Ltd. in respect of which Mr. Lambert has an indirect minority interest.

(7) Service prior to March 24, 2004, was as a director of Denison.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as the auditor of the Corporation.

Amendments to Stock Option Plan

The Corporation has a stock option plan (the "Plan") as described under the heading "Stock Option Plan" on pages 3 and 4 of this Circular. The board of directors believes that it would be in the best interests of the Corporation to amend the Plan as described in the following paragraphs. The board has approved these amendments, subject to the approval of the shareholders of the Corporation and the TSX.

Rolling Maximum Number

The board proposes to change the Plan from a "fixed number" plan to a "rolling maximum" plan so that the maximum number of shares issuable under the Plan would be the number equal to 7.5% of the number of issued and outstanding shares of the Corporation. The Plan currently authorizes options to be granted for a maximum of 1,710,000 common shares, which is approximately 4.7% of the number of common shares that are issued and outstanding. If this amendment is approved, the Plan will have to be re-submitted to the shareholders every third year for approval of the unallocated options.

New General Amendment Provisions

The TSX permits issuers to amend security-based compensation arrangements such as stock option plans without the need for shareholder approval if the text of the plan includes detailed amendment provisions that were specifically disclosed to shareholders at the time the plan was approved. The Plan does not have detailed amendment provisions. The TSX has recommended that its listed issuers amend their compensation plans to include detailed amendment provisions prior to June 30, 2007.

The board proposes to add to the Plan amendment provisions that will provide the board with the broadest scope of amendment powers permitted by the TSX, including the power to make fundamental amendments to the Plan without shareholder approval, except in cases where the TSX requires shareholder approval in any event. The board believes that this amendment will permit the Corporation to respond promptly to changing industry and market compensation practices by enabling it to make TSX-permitted amendments to the Plan without obtaining shareholder approval. The proposed amendment reads as follows:

> "The Board may at any time, without shareholder approval, amend or revise the terms of this Plan or any Options, subject to any required regulatory approval, and without limiting the generality of the foregoing the Board may at any time add to or repeal any of the terms of this Plan or any Options and may make the following changes, deletions, revisions or amendments ("amendments"):
>
> (i) any amendment to the vesting provisions of this Plan or any Option;
>
> (ii) any amendment to the termination provisions of this Plan or any Option, provided that such amendment does not entail an extension beyond the expiry date of the Option as provided for in section 9;
>
> (iii) any amendment to the persons eligible to receive Options or otherwise relating to the eligibility of anyone to receive Options other than an amendment which would have the potential of broadening or increasing insider participation;
>
> (iv) any amendment with respect to the method or manner of exercise of any Option;
>
> (v) any amendment of a "housekeeping" nature; and
>
> (vi) any other amendment that under the rules of the TSX (or such other stock exchange on which the Shares may be listed) does not require shareholder approval;
>
> provided that no such addition, repeal, or amendment shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent.
>
> This Section 19 is intended to provide the Board with the broadest scope of amendment powers permitted by the rules of the TSX (or such other stock exchange on which the Shares may be listed), as such rules may be amended from time to time."

Black Out Periods

The extension of an option is considered by the TSX to be an amendment to a plan that requires shareholder approval. However, if an option expires during or shortly after a black out period imposed by an issuer, the TSX permits the issuer to extend the expiry date for up to five to ten business days after the expiry of the blackout period if the plan contains a provision permitting such extension. The board proposes to add a provision to the Plan that would automatically extend the term of any option that expires during or within ten business days after

a blackout period of the Corporation to the tenth business day following the expiration date of the blackout period. The proposed amendment reads as follows:

> "notwithstanding any other provisions of this Plan, if the Option Period of an Option expires during or within ten (10) business days after the end of a black out period imposed by the Corporation, then the Option Period of such Option shall be extended automatically to 5:00 p.m. (Calgary time) on the tenth business day after the last day of such black out period."

General

These amendments to the Plan cannot become effective unless they are approved by the shareholders of the Corporation. At the Meeting, the shareholders will be asked to pass an ordinary resolution approving these amendments.

FEEDBACK FROM STAKEHOLDERS

The board of directors has assigned to the Chairman of the board, the President and Chief Executive Officer, and the chair of the Corporate Governance and Nominating Committee the responsibility for bringing to the attention of the board any feedback received by them from shareholders and other stakeholders of the Corporation. Shareholders and other stakeholders may provide such feedback by email to Ronald P. Mathison, the Chairman of the board, at rmathison@matcocap.com, to Douglas R. Ramsay, the President and Chief Executive Officer, at dramsay@calfrac.com, and to Martin A. Lambert, the chair of the Corporate Governance and Nominating Committee, at mlambert@matcocap.com.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Information regarding the business of the Corporation is provided in the Corporation's current annual information form. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2006. Shareholders may obtain copies of these documents and the Corporation's interim financial statements and additional copies of this Circular without charge by contacting the Chief Financial Officer of the Corporation at 411 – 8th Avenue S. W., Calgary, Alberta, T2P 1E5 (phone: 403-266-6000; fax: 403-266-7381).

DATED April 5, 2007.

APPENDIX A

DIRECTORS' ATTENDANCE RECORDS

		Committees		
	Board	Audit	Corporate Governance and Nominating	Compensation
Number of Meetings Held	4	4	2	3
Number of Meetings Attended				
Ronald P. Mathison	4	4	--	3
Douglas R. Ramsay	4	--	--	--
James S. Blair	4	1(1)	2	--
Gregory S. Fletcher	4	4	--	3
Martin A. Lambert	4	--	2	--
R.T. (Tim) Swinton	3	3	--	3

(1) Mr. Blair voluntarily stepped down from the Audit Committee following a meeting held on February 27, 2006.

APPENDIX B

BOARD OF DIRECTORS MANDATE

The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") is responsible for the stewardship of Calfrac and for overseeing the conduct of the business of Calfrac and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, appointing the chairs of committees of the Board, and determining director compensation. Subject to the articles and by-laws of Calfrac and the *Business Corporations Act* (Alberta), the Board may constitute committees of the Board and seek the advice of, and delegate powers, duties and responsibilities to, its committees and management.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that Calfrac meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board should also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Calfrac. In broad terms, the stewardship of Calfrac involves the Board in strategic planning, risk management and mitigation, senior management determination and assessment, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization,

(b) adopting a business planning process and approving, on an annual basis, a business plan for Calfrac which takes into account, among other things, the opportunities and risks of the business,

(c) identifying the principal risks of Calfrac's business and ensuring the implementation of appropriate systems to manage these risks,

(d) succession planning, including appointing, training and monitoring senior management,

(e) adopting a communication policy for Calfrac that includes measures for receiving feedback from stakeholders,

(f) monitoring the integrity of Calfrac's internal control and management information systems,

(g) developing Calfrac's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Calfrac, and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of Calfrac established by the Board.

In discharging these responsibilities and the specific duties set out below, the Board will utilize and direct management of Calfrac to the extent the Board considers to be appropriate.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories.

1. Legal Requirements

(a) The Board has oversight responsibility for Calfrac's satisfaction of its legal obligations and for the preparation and maintenance of Calfrac's documents and records.

(b) The Board has the statutory obligation to

(i) manage the business and affairs of Calfrac, and

(ii) act in accordance with its obligations under the *Business Corporations Act* (Alberta) and the regulations thereunder, Calfrac's articles and by-laws, and other relevant legislation and regulations,

and each director of Calfrac in exercising the director's powers and discharging the director's duties has the statutory obligation to

(iii) act honestly and in good faith with a view to the best interests of Calfrac, and

(iv) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c) The Board has the statutory obligation to consider the following matters as a board of directors and may not delegate to management or to a committee of the Board any authority with respect to these matters:

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by Calfrac, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Calfrac from Calfrac or from any other person, or procuring or agreeing to procure purchasers for shares of Calfrac,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Calfrac,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of Calfrac, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Calfrac and participating with management directly or through its committees in approving the strategic plans by which Calfrac proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which Calfrac is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Calfrac.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of Calfrac, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all other officers of Calfrac, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that Calfrac has in place policies and programs to enable Calfrac to communicate effectively with its shareholders, other stakeholders and the public generally,

(b) verifying that the financial performance of Calfrac is adequately reported to shareholders, other security holders, regulators and the public on a timely and regular basis,

(c) verifying that Calfrac's financial results are prepared and reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a material effect on Calfrac, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of Calfrac for the preceding year.

The Board has assigned to the chair of the Board, the CEO, and the chair of the Corporate Governance and Nominating Committee responsibility for bringing to the attention of the Board feedback received by them from shareholders and other stakeholders of Calfrac. To encourage and facilitate such feedback, instructions for contacting these individuals will be disclosed annually in Calfrac's management information circular and will be posted on Calfrac's web site.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that Calfrac operates at all times within applicable laws and regulations to the highest ethical standards,

(b) approving and monitoring compliance with the significant policies and procedures by which Calfrac is operated,

(c) verifying that Calfrac sets high environmental standards in its operations and is in compliance with environmental laws and regulations,

(d) verifying that Calfrac has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring Calfrac's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when Calfrac's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that Calfrac has implemented adequate information systems, disclosure controls and procedures, and internal control over financial reporting,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may exercise or delegate any other powers consistent with this mandate, Calfrac's articles and by-laws, and any governing laws, as the Board deems necessary or appropriate. The powers of the Board may be exercised by a resolution passed at a meeting of the Board at which a quorum is present or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of the Board. If there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.

CALFRAC
WELL SERVICES

BOWNE
PRINTED IN CANADA
035175

82-34909

CALFRAC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of management of Calfrac Well Services Ltd.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 7, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

07MA07097.E.SEDAR/000001/XXXXX1/i

Appointment of Proxyholder

I/We, being holder(s) of Calfrac Well Services Ltd. hereby appoint:
Douglas R. Ramsay, or failing him Gordon A. Dibb

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing. ☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of **Calfrac Well Services Ltd.** (the "Corporation") to be held in the Calgary Petroleum Club, Calgary, AB on May 9, 2007 at 3:30 pm, Mountain Time and at any adjournment thereof (the "Meeting").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees as outlined in the Management Information Circular delivered to shareholders in connection with the Meeting.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by management.	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers, LLP as auditors of the Corporation for the ensuing year.	☐	☐

3. Stock Option Plan

	For	Against
The amendment of the Corporation's stock option plan, as further discussed in the Management Information Circular delivered to shareholders in connection with the Meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s) ☐

Date / /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 2 9 5 8 A R 2 D S E Q

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. First Quarter 2007 Earnings Release and Conference Call

CALGARY, May 2 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its First Quarter 2007 results after the markets close on Wednesday, May 9, 2007. A conference call has been scheduled for 9:00 a.m. MST (11:00 p.m. EST) on Thursday, May 10, 2007. If you wish to participate in the conference call, please call (800) 814-4860 or (416) 644-3434 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com. An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until May 18, 2007. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21228862 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 08:57e 02-MAY-07

CALFRAC WELL SERVICES LTD.

Calfrac Posts Record First Quarter Revenue

CALGARY, ALBERTA – May 9, 2007 – Calfrac Well Services Ltd. ("Calfrac") (TSX–CFW) is pleased to announce its financial and operating results for the three months ended March 31, 2007.

HIGHLIGHTS

Three Months Ended March 31,	2007	2006	Change
(000s, except per share and unit data) (unaudited)	*($)*	*($)*	*(%)*
Financial			
Revenue	**128,507**	126,010	2
Gross margin [(1)]	**38,222**	49,927	(23)
Net income	**18,777**	34,556	(46)
Per share – basic	**0.52**	0.95	(45)
– diluted	**0.52**	0.94	(45)
Cash flow from operations [(2)]	**28,827**	41,656	(31)
Per share – basic	**0.79**	1.15	(31)
– diluted	**0.79**	1.13	(30)
EBITDA [(3)]	**30,324**	42,736	(29)
Per share – basic	**0.84**	1.18	(29)
– diluted	**0.83**	1.16	(28)
Working capital	**105,549**	37,071	185
Shareholders' equity	**326,184**	271,084	20
Weighted average common shares outstanding *(#)*			
Basic	**36,297**	36,334	--
Diluted	**36,390**	36,708	(1)
	(#)	*(#)*	*(%)*
Operating			
Fracturing spreads at period end			
Conventional	**23**	18	28
Coalbed methane	**4**	4	--
Total	**27**	22	23
Coiled tubing units	**14**	12	17
Cementing units	**15**	9	67

1. *Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
2. *Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the quarter ended March 31, 2007 and provide an outlook for the remainder of year. The Company achieved very positive operating and financial results during the first three months of 2007, despite a significant decline in Western Canadian drilling activity and an early and extended spring breakup in Canada.

Financial Highlights

For the three months ended March 31, 2007, the Company:

- realized revenue of $128.5 million;
- earned net income of $18.8 million or $0.52 per share (basic);
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.79 per share (basic);
- achieved EBITDA of $30.3 million or $0.84 per share (basic); and
- improved average consolidated revenue per fracturing job by 8% to $62,348.

Operational Highlights

Canadian Operations

The decline in North American natural gas prices during 2006 has had a significant impact on drilling activity levels within the Western Canadian Sedimentary Basin. As a result, the Canadian service sector has experienced increased price competition, especially in the coalbed methane ("CBM") and shallow gas markets. In response to this challenging operating environment, Calfrac has prudently rationalized its operations by reallocating equipment and senior personnel to higher activity regions, maintained a rigorous focus on operating and SG&A expenses and, where necessary, reduced the number of operating and administrative staff. These actions, combined with our Company's strong relationships with major customers under long-term contractual arrangements, an increased market presence in the deeper and more technically challenging basins of northern Alberta and northeastern British Columbia as well as improved operating results from our shallow gas operations despite an early breakup season, resulted in relatively strong financial performance from this market during the quarter.

United States Operations

Calfrac's United States operations remained strong during the first quarter of 2007, resulting in record quarterly revenue from this geographic segment. Our fracturing operations in Colorado, specifically the DJ Basin, were particularly active and continued to drive the financial performance of this region offset slightly by lower than expected activity in the Piceance Basin. Early in 2007, the Company's fifth U.S. multi-pumper fracturing spread was reallocated from Grand Junction, Colorado to our newest district in Beebe, Arkansas. In order to better serve our growing customer base in this region, we plan to deploy an additional deep fracturing spread during the second quarter of 2007 and two cementing units from Canada into Arkansas by the end of the third quarter of 2007. We expect to further expand the United States market by increasing the scale of our current operations as well as prudently pursuing new market opportunities.

Russian Operations

During the first quarter, we continued to execute our strategy of growing the Company's operating presence in the Russian market. In February 2007, an additional multi-pumper fracturing spread was deployed to Purpe, Western Siberia under contract to one of the largest operators in this market. In the second quarter, two additional deep coiled tubing units are expected to be delivered into Russia, and as a result, we plan to be operating two conventional fracturing spreads and five coiled tubing units in this geographic market by the end of June 2007. Our Russian operations, however, were hampered somewhat by extremely cold weather during the month of February, which deferred some activity into the remainder of the year. Looking forward, we believe that this expanded equipment fleet, combined with our three contracts, provides sufficient critical mass to support improved future financial performance.

Outlook

The Company believes that the uncertainty regarding short-term natural gas prices may result in lower activity levels in Western Canada throughout much of the second and third quarters and, potentially, the first half of the fourth quarter. We anticipate that this drilling slowdown will be followed by a stronger winter drilling season based on a stronger commodity price environment. The Company is committed to prudently managing its operations through this short-term decline in Canadian drilling activity. Calfrac's operations that are focused on the deeper, more technical basins of northern Alberta and northeastern British Columbia are expected to remain relatively strong throughout 2007. Additionally, the Company's long-term contracts with major customers involved in the CBM and shallow gas markets are expected to mitigate some of the decline in drilling activity that is forecast for these operations throughout the remainder of the year.

Activity levels in the United States are expected to be robust for the remainder of 2007, and as a result, we plan to expand our current fracturing operations in Arkansas during the second quarter of this year and introduce new service lines into the U.S. market during the third quarter of 2007. We have been encouraged by our financial and operating results achieved to date in 2007 in this market and believe that these operations will continue to strengthen as the year progresses.

In Russia, Calfrac's more expansive and diversified equipment fleet, coupled with the positive revenue and earnings momentum achieved during the first quarter, is anticipated to generate stronger financial returns into the future. We are committed to organic growth in this market to further enhance our Company's international operations.

Our capital program is moving forward as planned and, by the end of the second quarter, the majority of this equipment is expected to be deployed into our domestic and international operations. This program is primarily focused on increasing the pumping capacity of Calfrac's fracturing equipment fleet in Canada, the United States and Russia. By the end of June 2007, we expect to have the capacity to operate 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in our three geographic markets.

With the closing of our senior U.S. debt financing in February 2007, we raised $US135.0 million. We believe that we have the financial strength to support the internal growth of our operations and, further, to pursue strategic acquisition opportunities that meet our stringent return on investment criteria. I look forward to reporting the progress of our Company's growth plans throughout the remainder of the year.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer
May 8, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 8, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

First Quarter 2007 Performance Summary

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite a difficult operating environment in Canada, for the three months ended March 31, 2007 Calfrac:

- increased revenue by 2% to $128.5 million compared to $126.0 million in the first quarter of 2006;
- earned net income of $18.8 million or $0.52 per share (basic) compared to $34.6 million or $0.95 per share (basic) recorded in the same three-month period of 2006; and
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.79 per share (basic) compared to $41.7 million or $1.15 per share (basic) in the same quarter a year ago.

Revenue

Canadian Operations

Revenue from Canadian operations for the first quarter of 2007 decreased 21% to $86.6 million compared to $109.0 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended March 31, 2007 totaled $74.9 million compared to $98.6 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by lower activity levels as a result of concerns related to gas commodity prices and competitive industry pressures in the Western Canadian Sedimentary Basin. During the first quarter of 2007, Calfrac completed 1,398 Canadian fracturing jobs for average revenue of $53,597 per job compared to 1,738 jobs for $56,753 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the Western Canadian Sedimentary Basin, a significant increase in the number of shallow gas jobs completed during the quarter and an earlier spring breakup in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended March 31, 2007, revenue from coiled tubing operations was $4.9 million compared to $4.6 million for the same period of 2006. The total number of jobs completed in the first quarter of 2007 was 1,181 for average revenue of $4,107 per job compared to 1,314 jobs for $3,516 per job in 2006. The slightly higher average revenue per job in the first quarter of 2007 was primarily due to the completion of larger but fewer jobs in the deeper basins of northern Alberta and northeastern British Columbia being somewhat offset by an early spring breakup and lower shallow coiled tubing activity and revenues.

Revenue from the Company's cementing operations totaled $6.8 million for the three months ended March 31, 2007 versus $5.8 million recorded in the first quarter of 2006. The 18% increase in revenue can be primarily attributed to a larger fleet of cementing equipment servicing a larger number of areas, including the deeper basins of Western Canada. The total number of jobs completed in the first three months of 2007 was 497 for average revenue of $13,697 per job compared to 627 jobs for $9,178 per job in the same period of 2006. The increased revenue per job in the first three months of 2007 was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first quarter of 2007 increased to $29.9 million compared to $15.7 million recorded in the same period of 2006. This 91% increase was primarily due to strong activity in the DJ Basin during the first three months of 2007, the start-up of the Company's new Arkansas district as well as the deployment of an additional fracturing spread to service the Piceance Basin late in the first quarter of 2006. For the period ended March 31, 2007, the Company completed 356 fracturing jobs in the United States for average revenue of $83,891 per job compared to 248 jobs for $62,711 per job in the same period of 2006. The increase in the reported revenue per job during the 2007 first quarter was primarily related to the commencement of operations in Arkansas during March 2007 and a slightly weaker Canadian dollar partially offset by lower than expected activity in the Piceance Basin and a larger proportion of work in the DJ Basin, which tends to have lower revenues on a per job basis.

Russian Operations

As at March 31, 2007, the Company was operating two fracturing spreads and three coiled tubing units throughout its Russian operations. During the first three months of 2007, Calfrac's revenue from Russian operations totaled $12.1 million, an increase of 28% from the $9.4 million recorded in the fourth quarter of 2006. The Company's operations in Western Siberia were curtailed for an extended period during the month of February due to extremely cold temperatures, but were considerably more active in March 2007. The Company considers its Russian operations to have reached a critical mass with the deployment of a second fracturing spread in the first quarter of the year and the expected delivery of two additional coiled tubing units during the second quarter of 2007. Calfrac expects that the positive momentum experienced from its Russian operating results during the last two quarters will lead to stronger financial performance in future periods.

Gross Margin

Consolidated gross margin for the first quarter of 2007 was $38.2 million, a 23% decrease from $49.9 million recorded in the same period of 2006. The lower consolidated gross margin in the first three months of 2007 was primarily due to the impact of lower levels of field activity, competitive pricing pressures in Canada and higher operating expenses offset partially by improved financial performance from the Company's United States and Russian operations. As a percentage of revenue, consolidated gross margin was 30% for the three months ended March 31, 2007 compared to 40% in the corresponding period of 2006. The decrease in consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in the Western Canadian Sedimentary Basin as well as a higher proportion of total revenue being earned from comparatively lower margin regions of southern Alberta, the DJ Basin and Western Siberia.

Expenses

Operating Expenses

Operating expenses during the first quarter of 2007 totaled $90.3 million compared to $76.1 million in the same three-month period of 2006. The 19% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses in the quarter related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first quarter of 2007, SG&A expenses totaled $7.6 million compared to $7.5 million in the corresponding three-month period of 2006. SG&A expenses as a percentage of revenue were 6% for the three months ended March 31, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded interest expense of $1.9 million for the quarter ended March 31, 2007 compared to $0.3 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of unsecured senior notes in February 2007 for an aggregate amount of US$135.0 million and higher debt levels incurred to finance the Company's 2006 and 2007 capital programs. Depreciation expense during the first quarter of 2007 increased 49% to $7.9 million from $5.3 million recorded in the comparable period of 2006 primarily due to a larger fleet of equipment across the Company's North American and international operations. Since the end of the first quarter of 2006, the Company has deployed five new fracturing spreads, two additional coiled tubing units, six cementing units and other support equipment into its three operating regions.

Income Tax

Income tax expense for the quarter ended March 31, 2007 totaled $1.7 million compared to $2.6 million recorded in the same period of the prior year. Current tax expense for the three months ended March 31, 2007 was $0.6 million compared to $1.2 million in 2006. Future income tax expense for the three-month period ended March 31, 2007 was $1.1 million, a decrease of $0.3 million from the first quarter of 2006. The decrease in tax expense was primarily related to lower profitability in Canada in the quarter as well as the timing of deductibility of certain expenses for income tax purposes.

Net Income

Net income for the quarter ended March 31, 2007 was $18.8 million or $0.52 per share (basic) compared to $34.6 million or $0.95 per share (basic) during the first three months of 2006. The decline in net income was primarily a result of lower activity levels, competitive pricing pressures in Canada, especially in the CBM and shallow gas markets, as well as lower than expected fracturing activity in the Piceance Basin.

Cash Flow

Cash flow from operations before changes in working capital for the three months ended March 31, 2007 decreased to $28.8 million or $0.79 per share (basic) from $41.7 million or $1.15 per share (basic) recorded in the first quarter of 2006. For the quarter ended March 31, 2007, cash flow from operations was used primarily to fund operations and finance the Company's capital expenditures.

Summary of Quarterly Results

Three Months Ended	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	**Mar.31, 2007**
(000s, except per share and unit data) (unaudited)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Financial								
Revenue	44,619	77,377	111,634	126,010	66,973	115,112	118,322	**128,507**
Gross margin [(1)]	7,630	25,694	43,336	49,927	14,446	36,500	34,488	**38,222**
Net income (loss)	(1,876)	12,947	27,372	34,556	1,569	19,418	16,907	**18,777**
Per share – basic	(0.05)	0.36	0.75	0.95	0.04	0.54	0.47	**0.52**
– diluted	(0.05)	0.35	0.75	0.94	0.04	0.53	0.46	**0.52**
Cash flow from operations [(2)]	2,280	18,503	33,794	41,656	7,208	27,560	25,507	**28,827**
Per share – basic	0.06	0.51	0.93	1.15	0.20	0.76	0.70	**0.79**
– diluted	0.06	0.51	0.92	1.13	0.20	0.76	0.70	**0.79**
EBITDA [(3)]	1,907	18,234	34,131	42,736	8,761	29,614	28,421	**30,324**
Per share – basic	0.05	0.50	0.94	1.18	0.24	0.82	0.78	**0.84**
– diluted	0.05	0.50	0.93	1.16	0.24	0.81	0.78	**0.83**
Capital expenditures	25,653	29,241	20,612	50,631	36,501	23,931	44,415	**48,521**
Working capital	22,301	12,962	39,396	37,071	28,741	31,158	31,225	**105,549**
Shareholders' equity	192,508	207,679	234,021	271,084	267,559	287,616	303,510	**326,184**
	(#)	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*
Operating								
Fracturing spreads								
Conventional	13	13	17	18	19	19	21	**23**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	17	17	21	22	23	23	25	**27**
Coiled tubing units	11	11	11	12	14	14	14	**14**
Cementing units	6	8	9	9	11	11	13	**15**

1. *Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
2. *Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.*

Liquidity and Capital Resources

Operating Activities

As at March 31, 2007, Calfrac had positive working capital of $105.5 million and long-term debt totaled $150.2 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of unsecured senior notes in February 2007. As at the date of this report, the Company had 36,416,808 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million and advances bear interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the quarter ended March 31, 2007 totaled $48.5 million and were primarily focused on increasing the Company's fracturing pumping capabilities in its three geographic markets: Canada, the United States and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread deployed to each of the Canadian and Russian well services markets) during the first quarter of 2007 and two cementing units that were deployed to the deep basin market of Western Canada.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Accounting Policies and Estimates

Changes in Accounting Policies

Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses on translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

Risk Factors

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. The entire listing of business risks pertaining to the Company's operations are contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

Outlook

Calfrac anticipates that concerns over short-term natural gas prices in North America could result in lower drilling activity levels throughout Western Canada during much of the second, third and, conceivably, fourth quarters of 2007. The Company believes that Canadian drilling activity will strengthen in the final three months of the year and into the first quarter of 2008. Calfrac is committed to responsibly managing the Company through this near-term decline in drilling activity by maintaining a stringent focus on costs, both operating and capital, as well as maximizing the utilization of its equipment fleet. The pressure pumping markets of the deeper, more technical basins of northern Alberta and northeastern British Columbia are expected to continue to be relatively strong throughout the remainder of 2007. The Company's long-term contractual relationships with major customers involved in the CBM and shallow gas regions of central and southern Alberta are expected to provide a base level of activity for these operations over the balance of the year.

While the Company did experience some weakness in activity in western Colorado throughout the spring, Calfrac anticipates higher activity levels during the latter part of the second quarter. The activity levels in Calfrac's other operating areas in the United States are expected to be strong throughout the remainder of 2007. Consequently, the Company intends to deploy an additional deep fracturing spread from Canada during the second quarter and introduce new cementing units to its Arkansas operations in the third quarter of 2007. The Company believes that its U.S. operations will continue to be a major driver of Calfrac's consolidated financial and operating performance throughout 2007 and beyond.

Calfrac plans to deploy two additional deep coiled tubing units into Russia during the second quarter of 2007. As a result, the Company expects to be operating two conventional fracturing spreads and five coiled tubing units in Western Siberia by the end of June 2007. This broader scale of operations, combined with the improved financial performance from this geographic segment during the first quarter of 2007, is expected to drive stronger financial results into the future. The Company is committed to organic growth in this geographic market to further diversify and enhance its operations.

The Company's 2007 capital program is primarily dedicated to enhancing its fracturing pumping capabilities throughout all of its operating regions and is expected to be substantially complete by the end of the second quarter. By the end of June 2007, Calfrac expects to have the capacity to operate 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in its three geographic markets.

As a result of the recent closing of the Company's senior U.S. debt financing in February 2007, Calfrac believes that it is financially well positioned to support the organic growth of its current operations and to pursue acquisition opportunities that align with its business strategy and meet its stringent internal rate of return thresholds.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

First Quarter Conference Call and Annual General Meeting

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 first quarter results at 9:00 a.m. (Calgary time) on Thursday, May 10, 2007. The conference call dial-in number is 1-800-814-4860 or 416-644-3434. The seven-day replay number is 1-877-289-8525 or 416-640-1917 and enter 21228862#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Wednesday, May 9, 2007 at 3:30 p.m. (Calgary time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta.

Additional Information

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2007	December 31, 2006
(000s) (unaudited)	*($)*	*($)*
Assets		
Current assets		
Cash and cash equivalents	**68,659**	5,580
Accounts receivable	**86,491**	84,481
Income taxes recoverable	**101**	--
Inventory	**17,687**	13,387
Prepaid expenses and deposits	**9,353**	7,463
	182,291	110,911
Capital assets	**366,167**	327,832
Long-term investment	**396**	396
Goodwill	**6,003**	6,003
Future income taxes	**2,698**	9,048
	557,555	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**76,742**	77,344
Income taxes payable	**--**	2,342
	76,742	79,686
Long-term debt *(note 4)*	**150,191**	60,000
Other long-term liabilities	**3,437**	4,743
Deferred credit	**1,001**	6,251
	231,371	150,680
Shareholders' equity		
Capital stock *(note 5)*	**139,890**	139,841
Shares held in trust *(note 6)*	**--**	(3,869)
Contributed surplus *(note 7)*	**5,071**	4,393
Retained earnings	**181,922**	163,145
Accumulated other comprehensive income *(note 3)*	**(699)**	--
	326,184	303,510
	557,555	454,190

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2007	2006
(000s, except per share data) (unaudited)	*($)*	*($)*
Revenue	**128,507**	126,010
Expenses		
Operating	**90,285**	76,083
Selling, general and administrative	**7,637**	7,469
Depreciation	**7,900**	5,304
Interest, net	**1,906**	268
Foreign exchange gains and other	**(12)**	(278)
Loss on disposal of capital assets	**273**	–
	107,989	88,846
Income before income taxes	**20,518**	37,164
Income taxes		
Current	**649**	1,230
Future	**1,092**	1,378
	1,741	2,608
Net income for the period	**18,777**	34,556
Retained earnings, beginning of period	**163,145**	94,322
Retained earnings, end of period	**181,922**	128,878
Earnings per share		
Basic	**0.52**	0.95
Diluted	**0.52**	0.94

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Three Months Ended March 31,	2007	2006
(000s) (unaudited)	*($)*	*($)*
Net income for the period	**18,777**	34,556
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(699)**	--
Comprehensive income	**18,078**	34,556
Accumulated other comprehensive income, beginning of period	**--**	--
Other comprehensive income (loss) for the period	**(699)**	--
Accumulated other comprehensive income, end of period	**(699)**	--

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2007	2006
(000s) (unaudited)	*($)*	*($)*
Cash provided by (used in)		
Operating activities		
Net income for the period	**18,777**	34,556
Items not involving cash		
Depreciation	**7,900**	5,304
Amortization of debt issue costs	**94**	--
Stock-based compensation	**691**	418
Loss on disposal of capital assets	**273**	--
Future income taxes	**1,092**	1,378
Funds provided by operations	**28,827**	41,656
Net change in non-cash operating assets and liabilities	**(8,579)**	(17,008)
	20,248	24,648
Financing activities		
Issue of long-term debt	**199,790**	10,000
Long-term debt repayments	**(107,545)**	(899)
Net proceeds on issuance of common shares	**38**	703
	92,283	9,804
Investing activities		
Purchase of capital assets	**(48,521)**	(50,631)
Proceeds on disposal of capital assets	**366**	4,119
Net change in non-cash working capital from purchase of capital assets	**(105)**	5,367
	(48,260)	(41,145)
Effect of exchange rate changes on cash and cash equivalents	**(1,192)**	--
Increase (decrease) in cash position	**63,079**	(6,693)
Cash and cash equivalents (bank indebtedness), beginning of period	**5,580**	(10,813)
Cash and cash equivalents (bank indebtedness), end of period	**68,659**	(17,506)

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2007
(000s, except share data) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

3. Summary of Significant Accounting Policies (continued)

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, *Comprehensive Income*. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. Long-Term Debt

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares *(year-to-date)*	Shares	Amount
	(#)	*($000s)*
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	**2,400**	**49**
Balance, March 31, 2007	**36,390,808**	**139,890**

The weighted average number of common shares outstanding for the three months ended March 31, 2007 was 36,296,933 basic and 36,390,271 diluted (2006 – 36,333,526 basic and 36,708,041 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2006, 113,508 shares were purchased on the open market at a cost of $3,869. These shares vested with employees in March 2007, at which time they were distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

Continuity of Contributed Surplus *(year-to-date)*	Amount
(000s)	*($)*
Balance, January 1, 2007	4,393
Stock options expensed	**691**
Stock options exercised	**(13)**
Balance, March 31, 2007	**5,071**

8. Stock Options

Continuity of Stock Options *(year-to-date)*	Options	Average Exercise Price
	(#)	*($)*
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	--	--
Exercised for common shares	**(2,400)**	**15.73**
Forfeited	**(21,668)**	**26.38**
Balance, March 31, 2007	**1,481,728**	**22.10**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. Related Party Transactions

For the three months ended March 31, 2007, the Company purchased $9,015 (2006 – $5,632) of products and services from a company in which it holds a 30% equity interest. At March 31, 2007, accounts payable included $6,571 of indebtedness to this related party (March 31, 2006 – $2,176).

10. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

11. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Three Months Ended March 31, 2007					
Revenue	**86,587**	**12,055**	**29,865**	--	**128,507**
Operating income [(1)]	**22,694**	**1,603**	**6,288**	--	**30,585**
Segmented assets [(2)]	**411,813**	**90,028**	**189,299**	**(133,585)**	**557,555**
Capital expenditures	**13,914**	**14,014**	**20,593**	--	**48,521**
Goodwill	**6,003**	--	--	--	**6,003**
Three Months Ended March 31, 2006					
Revenue	109,011	1,347	15,652	--	126,010
Operating income (loss) [(1)]	39,574	(1,558)	4,442	--	42,458
Segmented assets [(2)]	381,667	18,432	28,489	(47,326)	381,262
Capital expenditures	44,564	4,279	1,788	--	50,631
Goodwill	6,003	--	--	--	6,003

1. *Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.*
2. *Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $45.7 million at March 31, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.*

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2007	2006
(000s)	*($)*	*($)*
Fracturing	**112,289**	114,189
Coiled tubing	**9,411**	6,067
Cementing	**6,807**	5,754
	128,507	126,010

For further information:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Tom J. Medvedic
Vice President, Finance and
Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

82-34909



GLOBAL SERVICE STRENGTH

Q1

CALFRAC WELL SERVICES LTD. › FIRST QUARTER INTERIM REPORT
For the Three Months Ended March 31, 2007

HIGHLIGHTS >

Three Months Ended March 31,	2007	2006	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)
Financial			
Revenue	**128,507**	126,010	2
Gross margin (1)	**38,222**	49,927	(23)
Net income	**18,777**	34,556	(46)
Per share – basic	**0.52**	0.95	(45)
– diluted	**0.52**	0.94	(45)
Cash flow from operations (2)	**28,827**	41,656	(31)
Per share – basic	**0.79**	1.15	(31)
– diluted	**0.79**	1.13	(30)
EBITDA (3)	**30,324**	42,736	(29)
Per share – basic	**0.84**	1.18	(29)
– diluted	**0.83**	1.16	(28)
Working capital	**105,549**	37,071	185
Shareholders' equity	**326,184**	271,084	20
Weighted average common shares outstanding (#)			
Basic	**36,297**	36,334	–
Diluted	**36,390**	36,708	(1)
	(#)	(#)	(%)
Operating			
Fracturing spreads at period end			
Conventional	**23**	18	28
Coalbed methane	**4**	4	–
Total	**27**	22	23
Coiled tubing units	**14**	12	17
Cementing units	**15**	9	67

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

President's Message

I am pleased to present the highlights for the quarter ended March 31, 2007 and provide an outlook for the remainder of year. The Company achieved very positive operating and financial results during the first three months of 2007, despite a significant decline in Western Canadian drilling activity and an early and extended spring breakup in Canada.

FINANCIAL HIGHLIGHTS >

For the three months ended March 31, 2007, the Company:

> **realized revenue of $128.5 million;**
> **earned net income of $18.8 million or $0.52 per share (basic);**
> **realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.79 per share (basic);**
> **achieved EBITDA of $30.3 million or $0.84 per share (basic); and**
> **improved average consolidated revenue per fracturing job by 8% to $62,348.**

OPERATIONAL HIGHLIGHTS >

Canadian Operations

The decline in North American natural gas prices during 2006 has had a significant impact on drilling activity levels within the Western Canadian Sedimentary Basin. As a result, the Canadian service sector has experienced increased price competition, especially in the coalbed methane ("CBM") and shallow gas markets. In response to this challenging operating environment, Calfrac has prudently rationalized its operations by reallocating equipment and senior personnel to higher activity regions, maintained a rigorous focus on operating and SG&A expenses and, where necessary, reduced the number of operating and administrative staff. These actions, combined with our Company's strong relationships with major customers under long-term contractual arrangements, an increased market presence in the deeper and more technically challenging basins of northern Alberta and northeastern British Columbia as well as improved operating results from our shallow gas operations despite an early breakup season, resulted in relatively strong financial performance from this market during the quarter.

United States Operations

Calfrac's United States operations remained strong during the first quarter of 2007, resulting in record quarterly revenue from this geographic segment. Our fracturing operations in Colorado, specifically the DJ Basin, were particularly active and continued to drive the financial performance of this region offset slightly by lower than expected activity in the Piceance Basin. Early in 2007, the Company's fifth U.S. multi-pumper fracturing spread was reallocated from Grand Junction, Colorado to our newest district in Beebe, Arkansas. In order to better serve our growing customer base in this region, we plan to deploy an additional deep fracturing spread during the second quarter of 2007 and two cementing units from Canada into Arkansas by the end of the third quarter of 2007. We expect to further expand the United States market by increasing the scale of our current operations as well as prudently pursuing new market opportunities.

Russian Operations

During the first quarter, we continued to execute our strategy of growing the Company's operating presence in the Russian market. In February 2007, an additional multi-pumper fracturing spread was deployed to Purpe, Western Siberia under contract to one of the largest operators in this market. In the second quarter, two additional deep coiled tubing units are expected to be delivered into Russia, and as a result, we plan to be operating two conventional fracturing spreads and five coiled tubing units in this geographic market by the end of June 2007. Our Russian operations, however, were hampered somewhat by extremely cold weather during the month of February, which deferred some activity into the remainder of the year. Looking forward, we believe that this expanded equipment fleet, combined with our three contracts, provides sufficient critical mass to support improved future financial performance.

OUTLOOK >

The Company believes that the uncertainty regarding short-term natural gas prices may result in lower activity levels in Western Canada throughout much of the second and third quarters and, potentially, the first half of the fourth quarter. We anticipate that this drilling slowdown will be followed by a stronger winter drilling season based on a stronger commodity price environment. The Company is committed to prudently managing its operations through this short-term decline in Canadian drilling activity. Calfrac's operations that are focused on the deeper, more technical basins of northern Alberta and northeastern British Columbia are expected to remain relatively strong throughout 2007. Additionally, the Company's long-term contracts with major customers involved in the CBM and shallow gas markets are expected to mitigate some of the decline in drilling activity that is forecast for these operations throughout the remainder of the year.

Activity levels in the United States are expected to be robust for the remainder of 2007, and as a result, we plan to expand our current fracturing operations in Arkansas during the second quarter of this year and introduce new service lines into the U.S. market during the third quarter of 2007. We have been encouraged by our financial and operating results achieved to date in 2007 in this market and believe that these operations will continue to strengthen as the year progresses.

In Russia, Calfrac's more expansive and diversified equipment fleet, coupled with the positive revenue and earnings momentum achieved during the first quarter, is anticipated to generate stronger financial returns into the future. We are committed to organic growth in this market to further enhance our Company's international operations.

Our capital program is moving forward as planned and, by the end of the second quarter, the majority of this equipment is expected to be deployed into our domestic and international operations. This program is primarily focused on increasing the pumping capacity of Calfrac's fracturing equipment fleet in Canada, the United States and Russia. By the end of June 2007, we expect to have the capacity to operate 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in our three geographic markets.

With the closing of our senior U.S. debt financing in February 2007 we raised US$135.0 million. We believe that we have the financial strength to support the internal growth of our operations and, further, to pursue strategic acquisition opportunities that meet our stringent return on investment criteria. I look forward to reporting the progress of our Company's growth plans throughout the remainder of the year.

On behalf of the Board of Directors,



DOUGLAS R. RAMSAY
President & Chief Executive Officer

May 8, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 8, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

FIRST QUARTER 2007 PERFORMANCE SUMMARY >

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite a difficult operating environment in Canada, for the three months ended March 31, 2007 Calfrac:

- **increased revenue by 2% to $128.5 million compared to $126.0 million in the first quarter of 2006;**
- **earned net income of $18.8 million or $0.52 per share (basic) compared to $34.6 million or $0.95 per share (basic) recorded in the same three-month period of 2006; and**
- **realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.79 per share (basic) compared to $41.7 million or $1.15 per share (basic) in the same quarter a year ago.**

REVENUE >

Canadian Operations

Revenue from Canadian operations for the first quarter of 2007 decreased 21% to $86.6 million compared to $109.0 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended March 31, 2007 totaled $74.9 million compared to $98.6 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by lower activity levels as a result of concerns related to gas commodity prices and competitive industry pressures in the Western Canadian Sedimentary Basin. During the first quarter of 2007, Calfrac completed 1,398 Canadian fracturing jobs for average revenue of $53,597 per job compared to 1,738 jobs for $56,753 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the Western Canadian Sedimentary Basin, a significant increase in the number of shallow gas jobs completed during the quarter and an earlier spring breakup in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended March 31, 2007, revenue from coiled tubing operations was $4.9 million compared to $4.6 million for the same period of 2006. The total number of jobs completed in the first quarter of 2007 was 1,181 for average revenue of $4,107 per job compared to 1,314 jobs for $3,516 per job in 2006. The slightly higher average revenue per job in the first quarter of 2007 was primarily due to the completion of larger but fewer jobs in the deeper basins of northern Alberta and northeastern British Columbia being somewhat offset by an early spring breakup and lower shallow coiled tubing activity and revenues.

Revenue from the Company's cementing operations totaled $6.8 million for the three months ended March 31, 2007 versus $5.8 million recorded in the first quarter of 2006. The 18% increase in revenue can be primarily attributed to a larger fleet of cementing equipment servicing a larger number of areas, including the deeper basins of Western Canada. The total number of jobs completed in the first three months of 2007 was 497 for average revenue of $13,697 per job compared to 627 jobs for $9,178 per job in the same period of 2006. The increased revenue per job in the first three months of 2007 was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first quarter of 2007 increased to $29.9 million compared to $15.7 million recorded in the same period of 2006. This 91% increase was primarily due to strong activity in the DJ Basin during the first three months of 2007, the start-up of the Company's new Arkansas district as well as the deployment of an additional fracturing spread to service the Piceance Basin late in the first quarter of 2006. For the period ended March 31, 2007, the Company completed 356 fracturing jobs in the United States for average revenue of $83,891 per job compared to 248 jobs for $62,711 per job in the same period of 2006. The increase in the reported revenue per job during the 2007 first quarter was primarily related to the commencement of operations in Arkansas during March 2007 and a slightly weaker Canadian dollar partially offset by lower than expected activity in the Piceance Basin and a larger proportion of work in the DJ Basin, which tends to have lower revenues on a per job basis.

Russian Operations

As at March 31, 2007, the Company was operating two fracturing spreads and three coiled tubing units throughout its Russian operations. During the first three months of 2007, Calfrac's revenue from Russian operations totaled $12.1 million, an increase of 28% from the $9.4 million recorded in the fourth quarter of 2006. The Company's operations in Western Siberia were curtailed for an extended period during the month of February due to extremely cold temperatures, but were considerably more active in March 2007. The Company considers its Russian operations to have reached a critical mass with the deployment of a second fracturing spread in the first quarter of the year and the expected delivery of two additional coiled tubing units during the second quarter of 2007. Calfrac expects that the positive momentum experienced from its Russian operating results during the last two quarters will lead to stronger financial performance in future periods.

GROSS MARGIN >

Consolidated gross margin for the first quarter of 2007 was $38.2 million, a 23% decrease from $49.9 million recorded in the same period of 2006. The lower consolidated gross margin in the first three months of 2007 was primarily due to the impact of lower levels of field activity, competitive pricing pressures in Canada and higher operating expenses offset partially by improved financial performance from the Company's United States and Russian operations. As a percentage of revenue, consolidated gross margin was 30% for the three months ended March 31, 2007 compared to 40% in the corresponding period of 2006. The decrease in consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in the Western Canadian Sedimentary Basin as well as a higher proportion of total revenue being earned from comparatively lower margin regions of southern Alberta, the DJ Basin and Western Siberia.

EXPENSES >

Operating Expenses

Operating expenses during the first quarter of 2007 totaled $90.3 million compared to $76.1 million in the same three-month period of 2006. The 19% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses in the quarter related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first quarter of 2007, SG&A expenses totaled $7.6 million compared to $7.5 million in the corresponding three-month period of 2006. SG&A expenses as a percentage of revenue were 6% for the three months ended March 31, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded interest expense of $1.9 million for the quarter ended March 31, 2007 compared to $0.3 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of unsecured senior notes in February 2007 for an aggregate amount of US$135.0 million and higher debt levels incurred to finance the Company's 2006 and 2007 capital programs. Depreciation expense during the first quarter of 2007 increased 49% to $7.9 million from $5.3 million recorded in the comparable period of 2006 primarily due to a larger fleet of equipment across the Company's North American and international operations. Since the end of the first quarter of 2006, the Company has deployed five new fracturing spreads, two additional coiled tubing units, six cementing units and other support equipment into its three operating regions.

INCOME TAX >

Income tax expense for the quarter ended March 31, 2007 totaled $1.7 million compared to $2.6 million recorded in the same period of the prior year. Current tax expense for the three months ended March 31, 2007 was $0.6 million compared to $1.2 million in 2006. Future income tax expense for the three-month period ended March 31, 2007 was $1.1 million, a decrease of $0.3 million from the first quarter of 2006. The decrease in tax expense was primarily related to lower profitability in Canada in the quarter as well as the timing of deductibility of certain expenses for income tax purposes.

NET INCOME >

Net income for the quarter ended March 31, 2007 was $18.8 million or $0.52 per share (basic) compared to $34.6 million or $0.95 per share (basic) during the first three months of 2006. The decline in net income was primarily a result of lower activity levels, increased competitive pricing pressures in Canada, especially in the CBM and shallow gas markets, as well as lower than expected fracturing activity in the Piceance Basin.

CASH FLOW >

Cash flow from operations before changes in working capital for the three months ended March 31, 2007 decreased to $28.8 million or $0.79 per share (basic) from $41.7 million or $1.15 per share (basic) recorded in the first quarter of 2006. For the quarter ended March 31, 2007, cash flow from operations was used primarily to fund operations and finance the Company's capital expenditures.

SUMMARY OF QUARTERLY RESULTS >

Three Months Ended	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	Mar.31, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Financial								
Revenue	44,619	77,377	111,634	126,010	66,973	115,112	118,322	**128,507**
Gross margin (1)	7,630	25,694	43,336	49,927	14,446	36,500	34,488	**38,222**
Net income (loss)	(1,876)	12,947	27,372	34,556	1,569	19,418	16,907	**18,777**
Per share – basic	(0.05)	0.36	0.75	0.95	0.04	0.54	0.47	**0.52**
– diluted	(0.05)	0.35	0.75	0.94	0.04	0.53	0.46	**0.52**
Cash flow from operations (2)	2,280	18,503	33,794	41,656	7,208	27,560	25,507	**28,827**
Per share – basic	0.06	0.51	0.93	1.15	0.20	0.76	0.70	**0.79**
– diluted	0.06	0.51	0.92	1.13	0.20	0.76	0.70	**0.79**
EBITDA (3)	1,907	18,234	34,131	42,736	8,761	29,614	28,421	**30,324**
Per share – basic	0.05	0.50	0.94	1.18	0.24	0.82	0.78	**0.84**
– diluted	0.05	0.50	0.93	1.16	0.24	0.81	0.78	**0.83**
Capital expenditures	25,653	29,241	20,612	50,631	36,501	23,931	44,415	**48,521**
Working capital	22,301	12,962	39,396	37,071	28,741	31,158	31,225	**105,549**
Shareholders' equity	192,508	207,679	234,021	271,084	267,559	287,616	303,510	**326,184**
	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)
Operating								
Fracturing spreads								
Conventional	13	13	17	18	19	19	21	**23**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	17	17	21	22	23	23	25	**27**
Coiled tubing units	11	11	11	12	14	14	14	**14**
Cementing units	6	8	9	9	11	11	13	**15**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

LIQUIDITY AND CAPITAL RESOURCES >

Operating Activities

As at March 31, 2007, Calfrac had positive working capital of $105.5 million and long-term debt totaled $150.2 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of unsecured senior notes in February 2007. As at the date of this report, the Company had 36,416,808 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million and advances bear interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general

security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the quarter ended March 31, 2007 totaled $48.5 million and were primarily focused on increasing the Company's fracturing pumping capabilities in its three geographic markets: Canada, the United States and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread deployed to each of the Canadian and Russian well services markets) during the first quarter of 2007 and two cementing units that were deployed to the deep basin market of Western Canada.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING >

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES >

Changes in Accounting Policies

COMPREHENSIVE INCOME

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses on translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

RISK FACTORS >

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. The entire listing of business risks pertaining to the Company's operations are contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

OUTLOOK >

Calfrac anticipates that concerns over short-term natural gas prices in North America could result in lower drilling activity levels throughout Western Canada during much of the second, third and, conceivably, fourth quarters of 2007. The Company believes that Canadian drilling activity will strengthen in the final three months of the year and into the first quarter of 2008. Calfrac is committed to responsibly managing the Company through this near-term decline in drilling activity by maintaining a stringent focus on costs, both operating and capital, as well as maximizing the utilization of its equipment fleet. The pressure pumping markets of the deeper, more technical basins of northern Alberta and northeastern British Columbia are expected to continue to be relatively strong throughout the remainder of 2007. The Company's long-term contractual relationships with major customers involved in the CBM and shallow gas regions of central and southern Alberta are expected to provide a base level of activity for these operations over the balance of the year.

While the Company did experience some weakness in activity in western Colorado throughout the spring, Calfrac anticipates higher activity levels during the latter part of the second quarter. The activity levels in Calfrac's other operating areas in the United States are expected to be strong throughout the remainder of 2007. Consequently, the Company intends to deploy an additional deep fracturing spread from Canada during the second quarter and introduce new cementing units to its Arkansas operations in the third quarter of 2007. The Company believes that its U.S. operations will continue to be a major driver of Calfrac's consolidated financial and operating performance throughout 2007 and beyond.

Calfrac plans to deploy two additional deep coiled tubing units into Russia during the second quarter of 2007. As a result, the Company expects to be operating two conventional fracturing spreads and five coiled tubing units in Western Siberia by the end of June 2007. This broader scale of operations, combined with the improved financial performance from this geographic segment during the first quarter of 2007, is expected to drive stronger financial results into the future. The Company is committed to organic growth in this geographic market to further diverisfy and enhance its operations.

The Company's 2007 capital program is primarily dedicated to enhancing its fracturing pumping capabilities throughout all of its operating regions and is expected to be substantially complete by the end of the second quarter. By the end of June 2007, Calfrac expects to have the capacity to operate 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in its three geographic markets.

As a result of the recent closing of the Company's senior U.S. debt financing in February 2007, Calfrac believes that it is financially well positioned to support the organic growth of its current operations and to pursue acquisition opportunities that align with its business strategy and meet its stringent internal rate of return thresholds.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the

Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

FIRST QUARTER CONFERENCE CALL AND ANNUAL GENERAL MEETING >

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 first quarter results at 9:00 a.m. (Calgary time) on Thursday, May 10, 2007. The conference call dial-in number is 1-800-814-4860 or 416-644-3434. The seven-day replay number is 1-877-289-8525 or 416-640-1917 and enter 21228862#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Wednesday, May 9, 2007 at 3:30 p.m. (Calgary time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta.

ADDITIONAL INFORMATION >

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

D. R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer

May 8, 2007

Consolidated Balance Sheets

As at	March 31, 2007	December 31, 2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	**68,659**	5,580
Accounts receivable	**86,491**	84,481
Income taxes recoverable	**101**	–
Inventory	**17,687**	13,387
Prepaid expenses and deposits	**9,353**	7,463
	182,291	110,911
Capital assets	**366,167**	327,832
Long-term investment	**396**	396
Goodwill	**6,003**	6,003
Future income taxes	**2,698**	9,048
	557,555	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**76,742**	77,344
Income taxes payable	**–**	2,342
	76,742	79,686
Long-term debt (note 4)	**150,191**	60,000
Other long-term liabilities	**3,437**	4,743
Deferred credit	**1,001**	6,251
	231,371	150,680
Shareholders' equity		
Capital stock (note 5)	**139,890**	139,841
Shares held in trust (note 6)	**–**	(3,869)
Contributed surplus (note 7)	**5,071**	4,393
Retained earnings	**181,922**	163,145
Accumulated other comprehensive income (note 3)	**(699)**	–
	326,184	303,510
	557,555	454,190

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

Three Months Ended March 31,	2007	2006
(000s, except per share data) (unaudited)	($)	($)
Revenue	**128,507**	126,010
Expenses		
Operating	**90,285**	76,083
Selling, general and administrative	**7,637**	7,469
Depreciation	**7,900**	5,304
Interest, net	**1,906**	268
Foreign exchange gains and other	**(12)**	(278)
Loss on disposal of capital assets	**273**	-
	107,989	88,846
Income before income taxes	**20,518**	37,164
Income taxes		
Current	**649**	1,230
Future	**1,092**	1,378
	1,741	2,608
Net income for the period	**18,777**	34,556
Retained earnings, beginning of period	**163,145**	94,322
Retained earnings, end of period	**181,922**	128,878
Earnings per share		
Basic	**0.52**	0.95
Diluted	**0.52**	0.94

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

Three Months Ended March 31,	2007	2006
(000s) (unaudited)	($)	($)
Net income for the period	**18,777**	34,556
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(699)**	-
Comprehensive income	**18,078**	34,556
Accumulated other comprehensive income, beginning of period	**-**	-
Other comprehensive income (loss) for the period	**(699)**	-
Accumulated other comprehensive income, end of period	**(699)**	-

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31,	2007	2006
(000s) (unaudited)	($)	($)
Cash provided by (used in)		
Operating activities		
Net income for the period	18,777	34,556
Items not involving cash		
Depreciation	7,900	5,304
Amortization of debt issue costs	94	-
Stock-based compensation	691	418
Loss on disposal of capital assets	273	-
Future income taxes	1,092	1,378
Funds provided by operations	28,827	41,656
Net change in non-cash operating assets and liabilities	(8,579)	(17,008)
	20,248	24,648
Financing activities		
Issue of long-term debt	199,790	10,000
Long-term debt repayments	(107,545)	(899)
Net proceeds on issuance of common shares	38	703
	92,283	9,804
Investing activities		
Purchase of capital assets	(48,521)	(50,631)
Proceeds on disposal of capital assets	366	4,119
Net change in non-cash working capital from purchase of capital assets	(105)	5,367
	(48,260)	(41,145)
Effect of exchange rate changes on cash and cash equivalents	(1,192)	-
Increase (decrease) in cash position	63,079	(6,693)
Cash and cash equivalents (bank indebtedness), beginning of period	5,580	(10,813)
Cash and cash equivalents (bank indebtedness), end of period	68,659	(17,506)

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2007

(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of unsecured senior notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. LONG-TERM DEBT

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(#)	($000s)
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	**2,400**	**49**
Balance, March 31, 2007	**36,390,808**	**139,890**

The weighted average number of common shares outstanding for the three months ended March 31, 2007 was 36,296,933 basic and 36,390,271 diluted (2006 – 36,333,526 basic and 36,708,041 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2006, 113,508 shares were purchased on the open market at a cost of $3,869. These shares vested with employees in March 2007, at which time they were distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2007	4,393
Stock options expensed	**691**
Stock options exercised	**(13)**
Balance, March 31, 2007	**5,071**

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(#)	($)
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	–	–
Exercised for common shares	**(2,400)**	**15.73**
Forfeited	**(21,668)**	**26.38**
Balance, March 31, 2007	**1,481,728**	**22.10**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2007, the Company purchased $9,015 (2006 – $5,632) of products and services from a company in which it holds a 30% equity interest. At March 31, 2007, accounts payable included $6,571 of indebtedness to this related party (March 31, 2006 – $2,176).

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

11. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended March 31, 2007					
Revenue	**86,587**	**12,055**	**29,865**	**–**	**128,507**
Operating income [1]	**22,694**	**1,603**	**6,288**	**–**	**30,585**
Segmented assets [2]	**411,813**	**90,028**	**189,299**	**(133,585)**	**557,555**
Capital expenditures	**13,914**	**14,014**	**20,593**	**–**	**48,521**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended March 31, 2006					
Revenue	109,011	1,347	15,652	–	126,010
Operating income (loss) [1]	39,574	(1,558)	4,442	–	42,458
Segmented assets [2]	381,667	18,432	28,489	(47,326)	381,262
Capital expenditures	44,564	4,279	1,788	–	50,631
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.
2. Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $45.7 million at March 31, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2007	2006
(000s)	($)	($)
Fracturing	**112,289**	114,189
Coiled tubing	**9,411**	6,067
Cementing	**6,807**	5,754
	128,507	126,010

Corporate Information

DIRECTORS >

Ronald P. Mathison – Chairman (1)(2)

James S. Blair (3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R.T. (Tim) Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance and Nominating Committee

OFFICERS >

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President &
Chief Operating Officer

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Services

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE >

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES >

Alberta, Canada
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk
Purpe

AUDITOR >

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER >

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL >

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT >

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING >

Toronto Stock Exchange
Trading Symbol: CFW

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 10, 2007

D.R. Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 10, 2007

Tom J. Medvedic
Vice President, Finance and Chief Financial Officer

END